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ROPES & GRAY LLP
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                                 March 18, 2005


Columbia International Equity Fund
Columbia Funds Trust XI
One Financial Center
Boston, MA  02111-2621

Columbia International Stock Fund, Inc.
1301 S.W. Fifth Avenue
Portland, OR  97201

Ladies and Gentlemen:

         We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated December 17, 2004 between Columbia Funds Trust XI, a Massachusetts business trust (the "Target Trust"), on behalf of Columbia International Equity Fund ("Target Fund"), and Columbia International Stock Fund, Inc., an Oregon corporation ("Acquiring Fund"). The Agreement describes a transaction (the "Transaction") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

         Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

         Acquiring Fund is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

         For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement filed January 18, 2005, and such other items as we have deemed



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Columbia International Equity Fund
Columbia International Stock Fund, Inc.


necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

         The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Target Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end management investment company that seeks long-term capital appreciation, generally by investing at least 80% of its net assets in equity securities, primarily those of foreign issuers located in at least three different foreign countries.

         Various factors demonstrate the similarity between Target Fund and Acquiring Fund. Although Morningstar categorizes Target Fund as a "Foreign Large Growth" equity fund and Acquiring Fund as a "Foreign Large Blend" equity fund, the investment strategies of the funds are very similar due to the fact that they previously had one manager in common, James McAlear, and currently are also run by the same two managers, Penny L. Burgess and Deborah F. Snee. This similarity is reflected in the fact that Morningstar described both funds' investment styles as "Large Blend" as of August 31, 2004 ("the comparison date"), a randomly selected date that reflects the funds' portfolios without reference to the Transaction. Morningstar also gave both funds the same overall rating, three stars.(1)

         A comparison of the funds' portfolios indicates that the funds hold stocks with similar characteristics, consistent with the funds' shared goals and strategies. First, as one would expect from equity funds, as of the comparison date each fund invested at least 94% of its net assets in stocks, 4% in cash, and 1.3% in other assets.

         Second, the funds' portfolios had identical weighted average P/E ratios (14.2) and weighted average projected dividend yields(2) (2.5%), although the funds' overall yields(3) were different (0.69% for Target Fund and 0.32% for Acquiring Fund).


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(1) The overall rating is a weighted historical average. If a fund has always remained in the same Morningstar category, the overall rating is calculated using the following weights: 50% 10-year rating, 30% five-year rating, and 20% three-year rating. If, however, the fund has changed Morningstar categories, the fund's historical ratings are given less weight, depending on the magnitude of the change.

(2) Projected dividend yield for a stock is the percentage of its stock price that a company is projected to pay out as dividends. It is calculated by dividing estimated annual dividends per share (DPS) for the current fiscal year by the company's most recent month-end stock price. Morningstar calculates internal estimates for the current year DPS based on the most recently reported DPS and average historical dividend growth rates. This is one of the five value factors used to calculate the Morningstar Style Box. For portfolios, this data point is calculated by taking an asset-weighted average of the dividend yields of all the stocks in the portfolio.

(3) Yield, expressed as a percentage, represents a fund's income return on capital investment for the past 12 months. This figure refers only to interest distributions from fixed-income securities, dividends from stocks, and realized gains from currency transactions. Monies generated from the sale of securities or from options and futures transactions are considered capital gains, not income. Return of capital is also not considered income. Morningstar computes yield by dividing the sum of the fund's income distributions for the past 12 months by the previous month's net asset value (adjusted upward for any capital gains distributed over the same time period).


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Columbia International Equity Fund
Columbia International Stock Fund, Inc.


         Third, the funds' portfolios are almost identical in terms of market capitalization. As of the comparison date, the weighted average market capitalization figures, $22,190 million for Target Fund and $23,537 million for Acquiring Fund, were within 6.1% of each other. Neither fund invested in small-cap or micro-cap stocks, and their holdings overlapped by 56.36% in giant-cap stocks, 32.77% in large-cap stocks, and 9.71% in mid-cap stocks, amounting to a total overlap of 98.84%.(4)

         Fourth, the funds' portfolios are similar in terms of sector diversification. As of the comparison date, the funds' equity investments were compared using three broad sectors, which were then subdivided into twelve industries. Looking solely at the three broad sectors, the funds shared a total overlap of 99.42%, constituted by 46.49% in services, 44.21% in manufacturing, and 8.72% in information. Upon further dividing these three large sectors into twelve industries (services: healthcare services, consumer services, business services, financial services; manufacturing: consumer goods, industrial goods, energy, utilities; information: software, hardware, media, telecommunications), the funds shared a total overlap of 98.74%. Both funds were also relatively diversified across these twelve industries, with each fund allocating no more than 23% of its assets to any one industry. Within the services sector (constituting the largest category in which both funds invested), both funds invested principally in financial services. Within the information sector, both funds invested primarily in telecommunications. And within the manufacturing sector, both funds invested primarily in consumer goods.

         And finally, the funds' portfolios share remarkable similarity in terms of regional and country exposure. As of the comparison date, the funds' total assets were compared using six world regions, which were then subdivided by country. Looking solely at the six regions, the funds shared a total overlap of 98.93%, constituted by 65.61% in the United Kingdom/Western Europe, 20.02% in Japan, 6.43% in North America, 4.80% in Asia (excluding Japan), 1.20% in Latin America, and 0.87% in a catch-all category for all other regions. Upon further dividing these six regions by country, the funds also shared a total overlap of 95.02%. Notably, the funds' investments were virtually identical in each country. Each fund invested approximately 25% of its net assets in the United Kingdom, 20% in Japan, 10% in France, 7% in Germany, 5% in Switzerland, 5% in the United States, and small amounts (4% or less) in each of several other countries.

         Consistent with the similarity of investment strategies, the funds bear comparable risk profiles. As of the comparison date, Target Fund and Acquiring Fund correlated with the S&P 500 to a similar degree, with betas of 0.94 and 0.87, respectively.(5)


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(4) Rather than using a fixed number of "large-cap" or "small-cap" stocks,
Morningstar uses a flexible system that is not adversely affected by overall movements in the market. World equity markets are first divided into seven style zones: (1) United States, (2) Latin America, (3) Canada, (4) Europe, (5) Japan,
(6) Asia excluding Japan, and (7) Australia/New Zealand. The stocks in each style zone are further subdivided into size groups. "Giant-cap" stocks are defined as those that account for the top 40% of the capitalization of each style zone, "large-cap" stocks represent the next 30%, "mid-cap" stocks represent the next 20%, "small-cap" stocks represent the next 7%, and "micro-cap" stocks represent the smallest 3%.

(5) Beta is the statistical measure of the degree of variance between a security or fund and a specifically defined market, such as the S&P 500.


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Columbia International Equity Fund
Columbia International Stock Fund, Inc.


         Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraphs hereof, for U.S. federal income tax purposes:

         (i) The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

         (ii) Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

         (iii) Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

         (iv) Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund ;

         (v) Under section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund , or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

         (vi) Under section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares ;

         (vii) Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

         (viii) Under section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

         (ix) Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.



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Columbia International Equity Fund
Columbia International Stock Fund, Inc.


We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

         In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service ("IRS"). In that ruling, the IRS held that the so-called "continuity of business enterprise" requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling is questionable, and that, even if the IRS's conclusion is correct, the facts of this Transaction are distinguishable from those in the published ruling.

         We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end investment company that seeks long-term capital appreciation, generally by investing at least 80% of its net assets in equity securities, primarily those of foreign issuers located in at least three different foreign countries. The funds' portfolios are substantially similar in terms of average P/E ratio, average projected dividend yield, market capitalization, sector diversification, geographical exposure, and risk profile. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. Because Revenue Ruling 87-76 is the only published ruling dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies, however, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.


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Columbia International Equity Fund
Columbia International Stock Fund, Inc.


         Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.



                                             Very truly yours,



                                             Ropes & Gray LLP